Terminal Drive, Plainview, New York 11803 • Phone (516) 677-0200 • Fax (516) 677-0380 • Internet www.veeco.com

November 24, 2008

Kevin L. Vaughn, Accounting Branch Chief

Tara L. Hawkins, Staff Accountant

Mail Stop 3030

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Veeco Instruments Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008
Form 10-Q for the Quarter Ended September 30, 2008
Form 8-K Dated October 23, 2008
File No. 000-16244

Dear Mr. Vaughn and Ms. Hawkins:

We have received your letter dated November 19, 2008, addressed to John F. Rein, Jr., our CFO.  Given the upcoming holidays and the need to coordinate some of our responses with our outside auditors, we intend to provide a response to your letter on or before December 12, 2008.

Also, for future communications by facsimile, please use 516-677-0380.

If you have any questions or wish to discuss this matter, you can reach me at 516-677-0200 x1034 or you can reach our CFO, Jack Rein, at 516-677-0200 x1300.  Thank you very much.

Sincerely,

/s/ Gregory A. Robbins

Gregory A. Robbins
Senior Vice President and General Counsel

cc:	Gabe Eckstein, Staff Attorney
Tim Buchmiller, Reviewing Attorney
Securities and Exchange Commission
John F. Rein, Jr.
Veeco Instruments Inc.

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